

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

January 13, 2017

Jeffrey D. Abbey
Chief Executive Officer
Argos Therapeutics, Inc.
4233 Technology Drive
Durham, NC 27704

> **Re: Argos Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 9, 2017**
> **File No. 333-215480**

Dear Mr. Abbey:

We have limited our review of your registration statement to the resolution of your pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve all issues concerning the confidential treatment request.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Dorrie Yale at 202-551-8776 with any questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Insurance and Healthcare

cc: Stuart M. Falber, Esq.
     Wilmer Cutler Pickering Hale and Dorr LLP